UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 11, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President - Executive Officer / CFO

To whom it may concern:	April 11, 2008

Company name	Mizuho Financial Group, Inc. (“MHFG”)
Representative	Terunobu Maeda, President & CEO
Head Office	5-5, Otemachi 1-chome Chiyoda-ku, Tokyo, Japan
Code Number	8411 (TSE 1st Sec., OSE 1st Sec.)

Revision of Consolidated Earnings Estimates

for the Fiscal Year Ended March 31, 2008

MHFG hereby revises its consolidated earnings estimates for the fiscal year ended March 31, 2008, which were announced on January 31, 2008, as set forth below. There is no revision to MHFG’s non-consolidated earnings estimates and dividend forecasts.

1. Revision of Consolidated Earnings Estimates for the Fiscal Year Ended March 31, 2008

	Ordinary Income (billions of yen, %)	Ordinary Profits (billions of yen, %)	Net Income (billions of yen, %)	Cash Dividends Forecast per Share of Common Stock (yen, %)
Previous Earnings Estimates (announced January 31, 2008)	4,800.0	630.0	480.0	10,000
Revised Earnings Estimates	4,800.0	410.0	310.0	10,000
Net Change	—	-220.0	-170.0	—
Rate of Change	—	-34.9%	-35.4%	—

2. Reasons for the Revision

(1) Due to continuing price declines of securitization products after the announcement of the previous earnings estimates (on January 31,2008), the amount of losses related to the dislocation in the global financial market stemming from the U.S. subprime loan issues increased at Mizuho Securities Co., Ltd. (“MHSC”). In addition, reflecting factors such as the effects on the banking subsidiaries from the aforementioned market dislocation and a decrease in net gains related to stocks due to weaker stock markets, offset in part by strong market-related income, MHFG hereby revises downward its consolidated earnings estimates as set forth above.

(2) MHSC’s consolidated net losses for the fiscal year ended March 31,2008 is expected to be approximately 420 billion yen (of which approximately 220 billion yen was for the fourth quarter (from January to March 2008)). The exposure of MHSC (including its overseas subsidiaries) to foreign currency denominated securitization products (on a fair value basis) is expected to have decreased to approximately 100 billion yen* from 470 billion yen as of December 31, 2007.

(*) of which, ABSCDOs backed by RMBS: approximately 20 billion yen

RMBS:	approximately 50 billion yen (including RMBS backed by U.S. subprime mortgage loans: approximately 15 billion yen)

Meanwhile, there is no change in our plans to address the potential dilutive effects (through repurchase of own shares) in relation to the Eleventh Series Class XI Preferred Stock (convertible preferred stock issued to the private sector), and we aim to complete the process within about 2 years.

Contact Information

Mizuho Financial Group, Inc.: Corporate Communications, Public Relations Office 81-3-5224-2026

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates and forecasts. Such forward-looking statements do not represent any guarantee by management of performance. These statements reflect information currently available to us and are subject to risks, uncertainties and assumptions. We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio ,including as a result of the impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues, and changes in related valuation methods; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan. In addition, the estimates included in this immediate release are subject to change in the course of the determination of our financial results for the fiscal year ended March 31, 2008.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on August 10, 2007, which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.